Exhibit 99.4

GulfTex Karnes EFS, LP

Financial Statements as of and for the Period Ended April 27,

2016 and the Year Ended December 31, 2015 and

Independent Auditor’s Report

Independent Auditor’s Report

Board of Directors and Limited Partners

GulfTex Karnes EFS, LP

Report on the Financial Statements

We have audited the accompanying financial statements of GulfTex Karnes EFS, LP (the Partnership), which comprise the balance sheets as of April 27, 2016 and December 31, 2015, the related statements of income, changes in partners’ capital, and cash flows for the period from January 1, 2016 through April 27, 2016 and for the year ended December 31, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in note 2 to the financial statements, the financial statements as of and for the year ended December 31, 2015, have been restated to correct errors in the accounting of depletion, asset retirement obligations, and debt issuance costs. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GulfTex Karnes EFS, LP as of April 27, 2016 and December 31, 2015, and the results of its operations and its cash flows for the period from January 1, 2016 through April 27, 2016 and for the year ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

/S/ RSM US LLP

San Antonio, Texas

June 18, 2018

GULFTEX KARNES EFS, LP

BALANCE SHEETS

	April 27, 2016	December 31, 2015 (Restated)
Assets
Current assets:
Cash	$462,331	$2,297,553
Cash held in escrow	25,055,000	—
Accounts receivable	8,855,195	4,041,452
Current portion of debt issuance costs	124,445	—
Prepaid expenses	—	9,498
Derivative asset	1,316,919	786,710

Total current assets	35,813,890	7,135,213
Long-term assets:
Property and equipment, net (successful efforts)	91,038,444	65,154,265
Debt issuance costs	—	165,926
Total long-term assets	91,038,444	65,320,191

Total assets	$126,852,334	$72,455,404

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$3,068,407	$556,696
Related-party payable, net	108,755	154,459
Accrued capital expenditures	21,320,759	8,335,080
Other accrued liabilities	2,208,009	632,602
Current portion of credit facility	14,500,000	—
Current portion of note payable	12,500,000	10,000,000
Cash held in escrow	25,055,000	—
Derivative liability	1,779,579	55,122

Total current liabilities	80,540,509	19,733,959
Long-term liabilities:
Credit facility	—	2,000,000
Note payable	—	5,833,333
Derivative liability	12,250	3,700
Asset retirement obligations	71,912	61,180

Total long-term liabilities	84,162	7,898,213
Total liabilities	80,624,671	27,632,172
Commitments and contingencies (Note 1)
Partners’ capital	46,227,663	44,823,232

Total liabilities and partners’ capital	$126,852,334	$72,455,404

See accompanying notes to the financial statements.

GULFTEX KARNES EFS, LP

STATEMENTS OF INCOME

	For the Period Ended April 27, 2016	Year Ended December 31, 2015 (Restated)
Operating revenue:
Oil sales	$10,889,523	$30,026,916
Natural gas sales	971,459	2,098,892
Natural gas liquid sales	170,712	1,512,014
Gain (loss) on derivatives	(595,448)	2,258,583

Total operating revenue	11,436,246	35,896,405
Operating expenses:
Production and operating	3,043,621	5,366,916
Depreciation, depletion and amortization	6,163,335	7,922,107
Accretion of asset retirement obligations	5,240	2,031
Selling, general and administrative	404,329	736,009

Total operating expenses	9,616,525	14,027,063
Income from operations	1,819,721	21,869,342

Interest expense	415,290	1,068,188
Net income	$1,404,431	$20,801,154

See accompanying notes to the financial statements.

GULFTEX KARNES EFS, LP

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

Balance at December 31, 2014, as previously reported	$49,015,441
Restatement Adjustment (Note 2)	6,637

Balance at December 31, 2014, as restated	49,022,078
Distributions	(25,000,000)
Net income—year ended December 31, 2015, as restated	20,801,154

Balance at December 31, 2015, as restated	$44,823,232
Net income—period from January 1, 2016 through April 27, 2016	1,404,431

Balance at April 27, 2016	$46,227,663

See accompanying notes to the financial statements.

GULFTEX KARNES EFS, LP

STATEMENTS OF CASH FLOWS

	For the Period Ended April 27, 2016	Year Ended December 31, 2015 (Restated)
Cash flows from operating activities:
Net income	$1,404,431	$20,801,154
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	6,163,335	7,922,107
Amortization of debt issuance costs	62,481	114,074
Accretion of asset retirement obligations	5,240	2,031
Unrealized loss on derivatives	1,202,798	389,744
Changes in operating assets and liabilities:
Accounts receivable	(4,813,743)	5,755,193
Prepaid expenses	9,498	1,710
Payables	2,466,007	(291,222)
Accrued liabilities	1,575,407	574,430

Net cash provided by operating activities	8,075,454	35,269,221

Cash flows from investing activities:
Development of oil and natural gas properties	(19,056,343)	(29,779,281)
Cash held in escrow	25,055,000	—

Net cash provided by (used in) investing activities	5,998,657	(29,779,281)

Cash flows from financing activities:
Borrowings under credit facility	12,500,000	2,000,000
Payments on credit facility	—	(100,000)
Proceeds from issuance of note payable	—	15,833,333
Payments on note payable	(3,333,333)	—
Debt issuance costs	(21,000)	(280,000)
Distributions	—	(25,000,000)

Net cash provided by (used in) financing activities	9,145,667	(7,546,667)

Net increase (decrease) in cash	23,219,778	(2,056,727)
Cash at beginning of year / period	2,297,553	4,354,280

Cash at end of year / period	$25,517,331	$2,297,553

Supplemental disclosures of cash flow information:
Cash paid for interest	$403,667	$1,034,653

Supplemental disclosures of noncash flow activities:
Asset retirement obligations incurred	$5,492	$49,451

Accrued capital expenditures	$21,320,759	$8,335,080

See accompanying notes to the financial statements.

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

Note 1:    Summary of Significant Accounting Policies

Reporting entity and nature of operations: GulfTex Karnes EFS, LP (the Partnership) is engaged in the acquisition, development and monetization of oil and natural gas properties. The Partnership has nonoperating interests in oil and natural gas wells in south Texas.

The Partnership grants credit to customers on terms established by management.

A summary of the Partnership’s significant accounting policies is as follows.

Any reference to “the period ended April 27, 2016” within these financial statements and notes to the financial statements includes activity from January 1, 2016 to April 27, 2016.

Sale of oil and natural gas properties: On April 27, 2016, the Partnership sold substantially all its producing properties to a third party, resulting in a gain of approximately $169,273,000. In connection with the transaction, all outstanding long-term debt and borrowings on the line of credit were paid in full, and distributions totaling approximately $211,000,000 were made to the partners. The Partnership was liquidated and dissolved in 2017.

Variable interest entity: Partnership accounts for the investments it makes in certain legal entities in which equity investors do not have (1) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support, or (2) as a group, do not have either the power, through voting or similar rights, to direct the activities of the legal entity that most significantly impacts the entity’s economic performance or (3) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity. The certain legal entities are referred to as variable interest entities (VIEs).

The Partnership consolidates the results of any such entity in which it determined it had a controlling financial interest. The Partnership has a controlling financial interest in such an entity if the Partnership had both the power to direct the activities that most significantly affects the VIE’s economic performance and the obligation to absorb the losses of, or right to receive benefits from, the VIE that could be potentially significant to the VIE. On a quarterly basis, the Partnership reassesses whether it has a controlling financial interest in any investments it has in these certain legal entities.

During the period ended April 27, 2016 and for the year ended December 31, 2015, GulfTex Energy III GP, LLC, the general partner of the Partnership, provided contract services to the Partnership. The Partnership funded the operations of GulfTex Energy III GP, LLC through arrangements that solely provided for reimbursement of operating expenditures, with no related gains or losses recognized by GulfTex Energy III GP, LLC.

Management has determined GulfTex Energy III GP, LLC is a VIE because of this subordinated financial support. Management has also determined the member of GulfTex Energy III GP, LLC is the primary beneficiary of the VIE and that the Partnership does not have the power to direct the activities of the VIE that most significantly impact the entity’s economic performance.

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

The following table gives the related significance of GulfTex Energy III GP, LLC as of and for the period ended April 27, 2016 and for the year ended December 31, 2015:

	For the Period Ended April 27, 2016	Year Ended December 31, 2015
Revenue	$1,216,726	$3,982,026

Selling, general and administrative expenses	$1,216,726	$3,982,026

Total assets	$641,111	$761,718

Current and total liabilities	$641,111	$761,718

Accrual basis of accounting: The Partnership was under the accrual basis of accounting for the period ended April 27, 2016 and for the year ended December 31, 2015.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include volumes of oil and natural gas reserves used in calculating depreciation and depletion of oil and natural gas properties, abandonment obligations of proved properties, and impairment of undeveloped properties.

Cash: The Partnership’s cash is maintained with a major financial institution in the United States. Deposits with this financial institution may exceed the amount of insurance provided on such deposits; however, the Partnership regularly monitors the financial stability of this financial institution and believes that they are not exposed to any significant default risk.

Cash held in escrow: In connection with the sale described above, a portion of the proceeds were deposited to an escrow account. The balance of the escrow account is available to cure certain claims related to the assets that were sold, such as title disputes or environmental obligations. The remaining balance in the escrow account as of April 27, 2017 was available to the Partnership to use without restriction.

Accounts receivable: The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Partnership did not have an allowance for doubtful accounts at April 27, 2016 or December 31, 2015, as management considered all accounts receivable to be fully collectible.

Revenue recognition: The Partnership recognizes revenues from the sales of oil and natural gas upon transfer of title and net of royalties, in the period of delivery. Settlements for oil and natural gas sales can occur up to two months after the end of the month in which the oil and natural gas were produced. Management estimates and accrues for the value of these sales using information available to it at the time the financial statements are generated.

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

The Partnership uses the sales method for recording natural gas sales. Sales of natural gas applicable to the Partnership’s interest in producing natural gas leases are recorded as revenue when the natural gas is metered and title transferred pursuant to the natural gas sales contracts covering its interest in natural gas reserves. During such times as the Partnership’s sales of natural gas exceed its pro rata ownership in a well, the amount not attributable to its ownership in the underlying property is recorded as a natural gas imbalance liability. At April 27, 2016 and December 31, 2015, there were no material natural gas imbalances.

Oil and natural gas properties: The Partnership follows the successful efforts method of accounting for oil and natural gas acquisition, exploration, development and production costs. Under this method, exploration costs, including geological and geophysical costs, delay rentals on undeveloped leases and exploratory dry hole costs are charged to expense as incurred. Intangible drilling and development costs are capitalized on successful wells. Lease acquisition costs are capitalized as incurred.

The Partnership capitalizes interest on wells-in-progress where exploratory activities are ongoing. The cost of properties sold or retired and the related depreciation, depletion and amortization are removed from the accounts in the period of sale or disposition, with any resulting gain or loss recognized currently.

Depreciation, depletion and amortization of all capitalized costs of proved oil and natural gas producing properties are computed using the units-of-production method at the field level, as the related proved reserves are produced.

The Partnership reviews its proved oil and natural gas properties for impairment whenever events and circumstances indicate a decline in the recoverability of their carrying value. The Partnership estimates the expected undiscounted future cash flows of its oil and natural gas properties and compares such future cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount was recoverable.

The factors used to determine fair value include, but are not limited to, estimates of anticipated production, capital expenditures, future commodity prices and a discount rate commensurate with the risk on the properties. During the period ended April 27, 2016 and for the year ended December 31, 2015, the Partnership did not recognize any loss.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost and related accumulated depreciation, depletion and amortization apportioned to the interest retired or sold are eliminated from the property accounts, and the resulting gain or loss is recognized.

On the sale of an entire interest in an unproved property, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Other property and equipment: Other property and equipment is comprised primarily of equipment, leasehold improvements and furniture carried at cost. Renewals and betterments that substantially extend the useful lives of the assets are capitalized. Maintenance and repairs are expensed when incurred. When fixed assets are retired the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in income.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from five to eight years. Amortization expense is computed using the straight-line method over the shorter of the

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

estimated useful lives of the assets or the period of the related lease. The Partnership reviews the carrying value of other property and equipment for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The Partnership did not recognize an impairment loss for other property and equipment for the period ended April 27, 2016 and for the year ended December 31, 2015.

Asset retirement obligations: The Partnership follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 410, Asset Retirement and Environmental Obligations (ASC 410), which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. ASC 410 requires the Partnership to recognize an estimated liability for costs associated with the abandonment of its oil and natural gas properties.

A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time a well is completed or acquired. The increased carrying value is depleted using the units-of-production method and the discounted liability is increased through accretion over the remaining life of the respective oil and natural gas properties.

The estimated liability is based on historical industry experience in abandoning wells, including estimated economic lives, inflation, market risk premiums, cost of capital, external estimates as to the cost to abandon the wells in the future and federal and state regulatory requirements. Revisions to the liability could occur due to changes in the estimated abandonment costs, changes in well economic lives, or if federal or state regulators enact new requirements regarding the abandonment of wells.

The reconciliation of the Partnership’s liability for well plugging and abandonment costs is as follows:

	For the Period Ended April 27, 2016	Year Ended December 31, 2015 (Restated)
Balance at beginning of year	$61,180	$9,698
Liabilities incurred or acquired	5,492	49,451
Accretion expense	5,240	2,031

Balance at end of year	$71,912	$61,180

Income taxes: The Partnership’s earnings flow directly through to its partners and members for United States federal income tax purposes. Therefore, there is no provision for federal income taxes in the accompanying financial statements. The Partnership is subject to the provisions of the Texas gross margin tax, which was not material.

In accordance with ASC Topic 740, Income Taxes, management evaluated the Partnership’s tax positions and concluded the Partnership has taken no uncertain tax positions that require adjustment to the financial statements.

Accounting for price risk management activities: The Partnership engages in price risk management activities for nontrading purposes to manage market risks associated with certain commodity purchase and sale commitments. The Partnership does not engage in speculative trading. The Partnership entered into agreements to hedge the risk of future oil and gas price fluctuations. Such agreements are in the form of costless collars, which limit the impact of price fluctuations with respect to the Partnership’s sale of oil and gas. During 2015, the Partnership entered into an interest rate swap agreement to hedge its floating interest rate on a term note payable. The agreement was terminated in connection with the payoff of the term note payable, as discussed above.

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

The Partnership reports the fair value of its derivatives on the balance sheets in derivate assets and derivative liabilities as either current or noncurrent based on the timing of expected cash flows of individual contracts. The Partnership reports these amounts on a gross basis by contract. The Partnership has elected not to designate its derivatives as hedging instruments. The realized derivative gains or losses, which are determined by actual derivative settlements during the period and the changes in the fair value of derivatives are recorded immediately to earnings as “Derivatives gain (loss), net” in the statements of income.

Contingencies: Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Partnership, but which will only be resolved when one or more future events occur or fail to occur. The Partnership’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Partnership or unasserted claims that may result in such proceedings, the Partnership’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Partnership’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Environmental: The Partnership is subject to extensive federal, state, and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Partnership to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Risks and uncertainties: The Partnership’s future financial condition and results of operations are highly dependent on the demand and prices received for oil and natural gas production. Oil and natural gas prices have historically been volatile and the Partnership expects such volatility to continue in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of, and demand for, oil and natural gas, market uncertainty and a variety of additional factors beyond the Partnership’s control. These factors include the supply of oil and natural gas, the level of consumer demand, weather conditions, government regulations and taxes, the price and availability of alternative fuels and overall economic conditions. A decline in oil or natural gas prices may adversely affect the Partnership’s cash flow, liquidity and profitability. Lower oil or natural gas prices also may reduce the level of the Partnership’s oil and natural gas that can be produced economically.

Subsequent Events: The Partnership evaluated subsequent events through June 15, 2018, the date in which the financial statements were available to be issued.

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

Note 2: Restatement of Previously Issued Financial Statements

Subsequent to the original issuance of the Partnership’s 2015 financial statements, management identified certain errors that require the restatement of the 2015 financial statements as follows.

Depreciation, Depletion, and Amortization: The Partnership has restated its previously issued financial statements as of and for the year ended December 31, 2015 due to an error in accounting for depletion. The Partnership incorrectly reported the depreciation, depletion, and amortization within the statement of income and accumulated depreciation, depletion, and amortization within the balance sheet. Depreciation, depletion, and amortization of all capitalized costs of proved oil and natural gas producing properties are computed using the units-of-production method at the field level, as the related proved reserves are produced. The depreciation, depletion, and amortization have been updated to utilize a reserve report in accordance with U.S. GAAP definitions. The Partnership’s balance sheet, statement of income, statement of changes in partners’ capital, and statement of cash flows as of and for the year ended December 31, 2015 have been restated to correct this error.

Asset Retirement Obligations: The Partnership has restated its previously issued financial statements as of and for the year ended December 31, 2015, and partners’ capital at December 31, 2014, due to an error in accounting for asset retirement obligations. The Partnership incorrectly reported the asset retirement obligation within the balance sheet and accretion expense within the statement of income. The Partnership uses significant inputs to calculate the asset retirement obligation, including estimates and timing of costs to be incurred, the credit adjusted discount rates and inflation rates. The asset retirement obligation has been updated to utilize a credit adjusted discount rate reflective of the Partnership’s income. The Partnership’s balance sheet, statement of income, statement of changes in partners’ capital, and statement of cash flows as of and for the year ended December 31, 2015, as well as partners’ capital at December 31, 2014, have been restated to correct this error.

Debt Issuance Costs: The Partnership has restated its previously issued financial statements for the year ended December 31, 2015, due to an error in accounting for debt issuance costs. The Partnership incorrectly reported the debt issuance costs within selling, general, and administrative expense on the statement of income. The debt issuance costs have been capitalized and amortized over the term of the line of credit. The Partnership’s balance sheet, statement of income, statement of changes in partners’ capital, and statement of cash flows as of and for the year ended December 31, 2015 have been restated to correct this error.

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

The following table summarizes the impact of these error corrections on the accompanying financial statements:

	2015 (As Previously Reported)	Error in Accounting for Asset Retirement Obligations	Error in Accounting for Depreciation, Depletion, and Amortization	Error in Accounting for Debt Issuance Costs	2015 (As Restated)
Balance Sheet
Property and equipment — net	$64,928,310	$(867,429)	$1,093,384	$—	$65,154,265
Debt issuance costs	—	—	—	165,926	165,926
Total assets	72,063,523	(867,429)	1,093,384	165,926	72,455,404
Asset retirement obligations	956,405	(895,225)	—	—	61,180
Total liabilities	28,527,397	(895,225)	—	—	27,632,172
Partners’ capital — GulfTex Karnes EFS, LP	43,536,126	27,796	1,093,384	165,926	44,823,232

Statement of Income
Depreciation, depletion, and amortization	9,009,271	6,220	(1,093,384)	—	7,922,107
Accretion of asset retirement obligations	29,410	(27,379)	—	—	2,031
Selling, general, and administrative	1,016,009	—	—	(280,000)	736,009
Total operating expenses	15,421,606	(21,159)	(1,093,384)	(280,000)	14,027,063
Income from operations	20,474,799	21,159	1,093,384	280,000	21,869,342
Interest expense	954,114	—	—	114,074	1,068,188
Net income	19,520,685	21,159	1,093,384	165,926	20,801,154

Statement of Cash Flows
Net income	19,520,685	21,159	1,093,384	165,926	20,801,154
Depreciation, depletion, and amortization	9,009,271	6,220	(1,093,384)	—	7,922,107
Amortization of debt issuance costs	—	—	—	114,074	114,074
Accretion of asset retirement obligations	29,410	(27,379)	—	—	2,031

In addition to the errors corrected and described here in note 2, certain reclassifications have been made to the previously issued financial statements that resulted in no effect on partners’ capital or net income.

Note 3:    Property and Equipment

Property and equipment consist of the following:

	April 27, 2016	December 31, 2015 (Restated)
Proved oil and natural gas properties	$103,546,918	$72,164,549
Facilities	5,850,110	5,184,965

	109,397,028	77,349,514
Less accumulated depreciation, depletion and amortization	(18,358,584)	(12,195,249)

Property and equipment, net	$91,038,444	$65,154,265

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

Note 4:    Derivative Instruments

Commodity derivative instruments: The Partnership uses derivative instruments to manage its exposure to cash-flow variability from commodity-price risk inherent in its oil and natural gas production. The transactions are in the form of oil collars and are recorded at fair value on the balance sheets and any gains and losses are recognized in current period earnings.

Each collar transaction has an established price floor and ceiling. When the settlement price is below the price floor established by these collars, the Partnership receives an amount from its counterparty equal to the difference between the settlement price and the price floor multiplied by the hedged contract volume. When the settlement price is above the price ceiling established by these collars, the Partnership pays its counterparty an amount equal to the difference between the settlement price and the price ceiling multiplied by the hedged contract volume.

The following table represents the hedged volumes and weighted average oil price associated with the Partnership’s outstanding oil collars as of April 27, 2016.

Instrument	Period Covered	Hedged Volume (Bbl)	Weighted Average Floor Price	Weighted Average Ceiling Price
Costless Collars	May - December 2016	368,000	$40.50	$44.87

Interest rate derivatives: The Partnership entered into an interest rate swap to hedge its floating interest rate related to its debt instruments. The following table represents the notional amounts and weighted average interest rates associated with the Partnership’s outstanding interest rate swap as of April 27, 2016.

Instrument	Maturity	Notional Amount	Fixed Rate
Interest rate swap	April 17, 2017	$12,500,000	4.49%

The agreement was terminated in connection with the payoff of the term note payable, as discussed in Note 1.

Derivative fair value and gains (losses): The following table presents the fair value of the Partnership’s derivative instruments. The Partnership’s derivatives are presented as separate line items in the balance sheets as current and noncurrent derivative assets and liabilities based on the expected settlement dates of the instruments.

The fair value amounts are presented on a gross basis and do not reflect the netting of asset and liability positions permitted under the terms of the Partnership’s master netting arrangements. See Note 5 for further discussion related to the fair value of the Partnership’s derivatives.

	Assets		Liabilities
	April 27, 2016	December 31, 2015	April 27, 2016	December 31, 2015
Derivative Instruments:
Current amounts
Commodity contracts	$1,316,919	$786,710	$1,779,579	$55,122
Noncurrent amounts
Interest rate swaps	—	—	12,250	3,700

Total derivative instruments	$1,316,919	$786,710	$1,791,829	$58,822

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

Gains and losses on derivative instruments are reported in the statements of income. The following table represents the Partnership’s reported gains (losses) on derivative instruments for the periods presented:

	For the Period Ended April 27, 2016	Year Ended December 31, 2015
Changes in fair value of derivative instruments	$(1,202,798)	$(389,744)
Net derivative settlements	607,350	2,648,327

Gain (loss) on derivatives	$(595,448)	$2,258,583

Offsetting of derivative assets and liabilities: The following table presents the Partnership’s gross and net derivative assets and liabilities.

	Gross Amount Presented on Balance Sheet	Netting Adjustments (a)	Net Amount
As of April 27, 2016:
Derivative assets with the right of offset or master netting agreements	$1,316,919	$(1,316,919)	$—
Derivative liabilities with the right of offset or master netting agreements	(1,791,829)	$1,316,919	(474,910)

As of December 31, 2015:
Derivative assets with the right of offset or master netting agreements	$786,710	$(58,822)	$727,888
Derivative liabilities with the right of offset or master netting agreements	(58,822)	58,822	—

(a)

To mitigate our risk of loss due to default, we have entered into master netting agreements with counterparties to our commodity derivative financial instruments that allow us to offset our asset position with our liability position in the event of a default by the counterparty.

Note 5:    Fair Value Measurements and Disclosures

The requirements of ASC 820, Fair Value Measurements and Disclosures, apply to all financial instruments and all nonfinancial assets and nonfinancial liabilities that are being measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair Value Measurements and Disclosures also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are observable, other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Inputs are unobservable and are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

The following tables present assets and (liabilities) measured at fair value on a recurring basis as reported on the balance sheets as of April 27, 2016 and December 31, 2015, and by level within the fair value measurement hierarchy:

The Partnership obtains fair value measurements for derivative instruments from reputable pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, live trading levels and other such data.

	Level 1	Level 2	Level 3	Total Fair Value
As of April 27, 2016:
Assets:
Crude derivatives	$—	$1,316,919	$—	$1,316,919
Liabilities:
Crude derivatives	—	(1,779,579)	—	(1,779,579)
Interest rate derivatives	—	(12,250)	—	(12,250)

Total	$—	$(474,910)	$—	$(474,910)

As of December 31, 2015:
Assets:
Crude derivatives	$—	$786,710	$—	$786,710
Liabilities:
Crude derivatives	—	(55,122)	$—	(55,122)
Interest rate derivatives	—	(3,700)	—	(3,700)

Total	$—	$727,888	$—	$727,888

Note 6:    Debt

In April 2014, the Partnership entered into a credit agreement that allows borrowings up to $100,000,000 at the prime rate plus 0.5 percent, subject to a $35,000,000 borrowing base at April 27, 2016. The credit facility matures on April 16, 2017 and is fully collateralized by all assets of the Partnership. As of April 27, 2016 and December 31, 2015, there were outstanding borrowings under the credit agreement totaling $14,500,000 and $2,000,000, respectively. In connection with the sale described in Note 1, the credit facility was paid in full on April 29, 2016.

As of April 27, 2016, and December 31, 2015, the Partnership had debt issuance costs net of accumulated amortization of $124,445 and $165,926, respectively, related to its credit facility. For the period ended April 27, 2016 and for the year ended December 31, 2015, the Partnership recorded amortization expense related to debt issuance costs of $62,481 and $114,074, respectively.

The Partnership entered into a note with a bank bearing interest at the prime rate plus 0.5 percent, which was collateralized by all assets of the partnership. As of April 27, 2016 and December 31, 2015, outstanding balances were $12,500,000 and $15,8333,333, respectively. At April 27, 2016 and December 31, 2015, the effective interest rate was 4.25% and 4.00%, respectively. In connection with the sale described in Note 1, the total principal plus accrued interest was paid in full on April 29, 2016.

GULFTEX KARNES EFS, LP

NOTES TO THE FINANCIAL STATEMENTS

Note 7:    Major Customers

For the period ended April 27, 2016 and the year ended December 31,2015, substantially all sales were derived from two operators.

Note 8:    Related-Party Transactions

GulfTex Energy III GP, LLC, the general partner of the Partnership, provided contract services to the Partnership. During the period ended April 27, 2016 and for the year ended December 31, 2015, GulfTex Energy III, GP charged the Partnership $135,190 and $398,205, respectively, for selling, general and administrative expenses. At April 27, 2016 and December 31, 2015, the Partnership had $108,755 and $154,459 payable, respectively, to GulfTex Energy III, GP.

GULFTEX KARNES EFS, LP

SUPPLEMENTAL OIL AND NATURAL GAS DISCLOSURES

(UNAUDITED)

Net capitalized costs related to the Partnership’s oil and natural gas producing activities for the period ended April 27, 2016 and for the year ended December 31, 2015, were as follows:

	For the Period Ended April 27, 2016	Year Ended December 31, 2015
Acquisition costs:
Proved properties	$—	$—
Unproved properties	—	—
Development costs	32,042,022	32,841,747

Total	$32,042,022	$32,841,747

Oil and Natural Gas Reserve Quantities

The reserve information presented below is based on estimates of net proved reserves as of December 31, 2015 that were prepared in accordance with guidelines established by the Securities and Exchange Commission (“SEC”). Proved oil and natural gas reserves are the estimated quantities of oil and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions (i.e., prices and costs) existing at the time the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. A variety of methodologies are used to determine the Partnership’s proved reserve estimates. The primary methodologies used are decline curve analysis, advance production type curve matching, petro physics/log analysis and analogy. Some combination of these methods is used to determine reserve estimates across substantially all the Partnership’s properties. Reserve estimates are inherently imprecise and estimates of undeveloped locations are more imprecise than estimates of established proved producing locations. Accordingly, the Partnership’s reserve estimates are expected to change as future information becomes available. The Partnership’s proved reserves are located entirely within the United States.

Proved oil and natural gas reserves were based on the unweighted arithmetic average of the first day of the month prices for the 12-month period before the reporting date. For the year ended December 31, 2015, benchmark prices used were $50.28 per Bbl for oil and $2.58 per MMBtu for natural gas. The West Texas Intermediate price is used for oil prices and the Henry Hub price is used for natural gas. Natural gas liquids prices were based on the historical relationship between the prices actually received and the benchmark WTI oil prices. All prices are then further adjusted for quality, transportation fees and regional price differentials. For the year ended December 31, 2015, the average resulting prices after adjustments were $46.82 per Bbl for oil, $2.69 per MMBtu for natural gas and $15.80 for natural gas liquids.

GULFTEX KARNES EFS, LP

SUPPLEMENTAL OIL AND NATURAL GAS DISCLOSURES

(UNAUDITED)

The following table sets forth information regarding the Partnership’s estimated net proved developed and proved undeveloped oil and natural gas reserve quantities:

	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Total (MBoe)
Proved developed and undeveloped reserves:
Balance as of December 31, 2014	21,269	18,202	3,119	27,422
Extensions and discoveries	2,187	4,018	563	3,420
Production	(661)	(741)	(100)	(885)
Revisions of previous estimates	(10,257)	(2,773)	(949)	(11,668)

Balance as of December 31, 2015	12,538	18,706	2,633	18,289

Proved developed reserves:
Balance as of December 31, 2014	2,604	1,910	327	3,250
Balance as of December 31, 2015	6,708	9,376	1,314	9,585
Proved undeveloped reserves:
Balance as of December 31, 2014	18,665	16,292	2,792	24,172
Balance as of December 31, 2015	5,830	9,330	1,319	8,704

For the year ended December 31, 2015, extensions and discoveries contributed 3,420 MBoe in the Partnership’s proved reserves and is attributable to successful drilling and completion activities. Additionally, the Partnership had net negative revisions of 11,668 MBoe. The revisions were mainly due to the decrease in oil prices as compared to 2014.

Standardized Measure of Discounted Future Net Cash Flows

The following summarizes the policies used in the preparation of the accompanying oil and natural gas reserve disclosures, standardized measures of discounted future net cash flows from proved oil and natural gas reserves and the reconciliations of standardized measures from year to year. The standardized measure is intended to be a comparative benchmark value rather than an estimate of fair value.

The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows: (1) estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions, (2) the estimated future cash flows are compiled by applying the twelve month average of the first of the month prices of oil and natural gas relating to the Partnership’s proved reserves at year-end, (3) the future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on year-end economic conditions, plus Partnership overhead incurred, and (4) future net cash flows are discounted to present value by applying a discount rate of 10%.

The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect the Partnership’s expectations of actual revenues to be derived from those reserves, nor their present value. In addition, variations from the expected production rate also could result directly or indirectly from factors outside of the Partnership’s control, such as unexpected delays in development, changes in prices or regulatory or environmental policies. The reserve valuation further assumes that all reserves will be disposed of by production. If reserves are sold in place, additional economic considerations could also affect the amount of cash eventually realized. Future development and production costs are calculated by

GULFTEX KARNES EFS, LP

SUPPLEMENTAL OIL AND NATURAL GAS DISCLOSURES

(UNAUDITED)

estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

As a limited partnership excluded from the standardized measure of discounted future net cash flows, the Partnership is not subject to federal income taxes. The Partnership is subject to the Texas franchise tax, which is an entity-level tax at a statutory rate of up to 1.0% of a portion of gross revenue apportioned to Texas.

The following table presents the standardized measure of discounted net cash flows related to proved oil and natural gas reserves for the year ended December 31, 2015:

Year Ended December 31, 2015
Future oil, natural gas sales and NGLs sales	$678,976,900
Future production costs	(201,200,200)
Future development costs	(84,577,400)
Future income tax expense	(3,564,629)

Future net cash flows	389,634,671
10% annual discount	(191,693,500)

Standardized measure of discounted future net cash flows	$197,941,171

The present value (at a 10% annual discount) of future net cash flows from the Partnership’s proved reserves is not necessarily the same as the current market value of its estimated oil and natural gas reserves. The Partnership bases the estimated discounted future net cash flows from its proved reserves, as described above, in accordance with the applicable accounting guidance. Actual future net cash flows from the Partnership’s oil and natural gas properties will also be affected by factors such as actual prices the Partnership receives for oil and natural gas, the amount and timing of actual production, supply of and demand for oil and natural gas and changes in governmental regulations or taxation.

A summary of changes in the standardized measure of discounted future net cash flows is as follows for the year ended December 31, 2015:

Year Ended December 31, 2015
Balance at beginning of the period	$675,687,582
Net change in prices and production costs	(288,095,277)
Net change in future development costs	2,732,551
Sales of oil, natural gas and NGLs, net of production costs	(28,270,906)
Extensions and discoveries	34,763,100
Revisions of previous quantity estimates	(264,165,706)
Previously estimated development costs incurred	39,908,500
Net change in income taxes	3,529,189
Accretion of discount	43,101,350
Changes in timing and other	(21,249,212)

Balance at end of the period	$197,941,171